

January 30, 2023

H. Charles Maddy, III
Chief Executive Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

      Re: Summit Financial Group, Inc.
           Registration Statement on Form S-4
           Filed January 23, 2023
           File No. 333-269369

Dear H. Charles Maddy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance